UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The Board of Directors of the Company at their meeting held on July 13, 2018, on the recommendation of the Nomination & Remuneration Committee have considered and approved the following:

1.	Re-appointment of Mr. Navin Agarwal (DIN: 00006303) as the Whole – Time Director for a further term of 5 years w.e.f August 01, 2018, subject to the approval of the Shareholders at the forthcoming Annual General Meeting of the Company;

2.	Re-elected Mr. Navin Agarwal as the Chairman of the Company w.e.f. August 01, 2018;

3.	Change in tenure of Mr. Ravi Kant, Non-Executive Independent Director from January 29, 2018 till May 31, 2019, pursuant to SEBI (Listing Obligations and Disclosure Requirements) Amendment Regulations, 2018.

Brief Profile of Mr. Navin Agarwal is as below:

Mr. Agarwal has been associated with the Group since its inception and has over 35 years of strategic executive experience. He has been instrumental in leading the growth of the Group through organic projects and acquisitions. He plays a pivotal role in providing direction for development of the top leadership talent at the group.

He is credited with creating a culture of business excellence and delivering superior benchmark performance through application of advanced technology and global best practices. He has led Vedanta’s evolution to the highest standards of corporate governance, and enhanced transparent engagement with key stakeholders.

Further kindly note that Mr. Agarwal is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

We request you to kindly take the above information on record.

This is for your information and records.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer